Exhibit 8.1

[VINSON & ELKINS L.L.P. Letterhead]

November 7, 2018

Enbridge Inc.

200, Fifth Avenue Place

425 – 1st Street S.W.

Calgary, Alberta

Canada T2P 3L8

Re:	Enbridge Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel for Enbridge Inc., a Canadian corporation (“Enbridge”) and its subsidiaries, in connection with the Merger, as defined in the Agreement and Plan of Merger dated September 17, 2018 (as amended and supplemented through the date hereof, the “Agreement”), by and among Enbridge, Enbridge Energy Management, L.L.C., a Delaware limited liability company (“EEQ”), Winter Acquisition Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Enbridge (“Merger Sub”), and solely for the purposes of Article I, Section 2.4 and Article X of the Agreement, Enbridge Energy Company, Inc., a Delaware Corporation. Pursuant to the Agreement, Merger Sub shall merge with and into EEQ, with EEQ surviving the Merger. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Agreement.

This opinion is being delivered in connection with the filing of the Registration Statement No. 333-227768 on Form S-4, (the “Registration Statement”) filed by Enbridge with the Securities and Exchange Commission (the “Commission”) relating to the proposed Merger and to which this opinion is an exhibit.

In preparing our opinion, we have reviewed, and with your consent are expressly relying upon (without any independent investigation thereof), the truth and accuracy of the statements, representations, and covenants contained in (i) the Agreement and any exhibits thereto, (ii) the Registration Statement, (iii) the tax officer’s certificate of Enbridge and its subsidiaries, delivered to us for the purpose of this opinion and (iv) such other documents and corporate records that we have deemed necessary and appropriate to enable us to render the opinion set forth below. With respect to any representations in any of the foregoing documents that are made “to the knowledge of” or are similarly qualified, we have assumed that such representations are accurate, in each case, without such qualification. In addition, we have assumed that the Merger will be consummated in accordance with the terms of the Agreement and that none of the material terms and conditions therein have been or will be waived or modified.

Vinson & Elkins L.L.P. Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, Texas 77002-6760 Tel 713.758.222 Fax 713.758.2346 www.velaw.com

If any of our assumptions described above are untrue for any reason or if the Merger is consummated in a manner that is different from the manner in which it is described in the Agreement and/or the Registration Statement, our opinion expressed below may be adversely affected and may not be relied upon.

Based upon and subject to the foregoing, the legal conclusions with respect to U.S. federal income tax consequences set forth in the discussion under the caption “Material U.S. Federal Income Tax Consequences of the Merger” in the Registration Statement, subject to the limitations, conditions and qualifications set forth therein, constitute our opinion as of the date hereof. We undertake no responsibility to advise you of any changes in the application or interpretation of the United States federal income tax laws.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. This consent does not, however, constitute an admission that we are “experts” within the meaning of such term as used in the Securities Act of 1933, or the rules and regulations of the Commission issued thereunder.

Very truly yours,

/s/ VINSON & ELKINS L.L.P.